EXHIBIT 12

Ratio of Earnings to Fixed Charges:

	Three Months Ended		Nine Months Ended

	September 30,	September 30,	September 30,	September 30,
	2001	2002	2001	2002

	(in thousands)		(in thousands)

Net loss	$(7,333)	$(563)	$(16,142)	$(4,642)

Add fixed charges:

Interest expense including amortization of debt issuance cost	5,303	3,545	14,610	10,602

Earnings	(2,030)	2,982	(1,532)	5,960

Fixed Charges Interest expense including amortization of debt issuance cost	5,303	3,545	14,610	10,602

Total Fixed Charges	$5,303	$3,545	$14,610	$10,602

Ratio of Earnings to Fixed Charges	—	0.84	—	0.56

Deficiency of Earnings to Cover Fixed Charges	$7,333	$563	$16,142	$4,642

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